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                                                                    EXHIBIT 4.19

INVENTORY PURCHASE AGREEMENT

THIS INVENTORY PURCHASE AGREEMENT ("IPA" or "Agreement") is dated as of January 26, 2007 by and between Interactive Vending Corporation, a Nevada Corporation, ("Buyer") and uWink, Inc. an Utah corporation ("Seller"). Buyer and Seller are collectively referred to as the "Parties".

The Parties agree as follows:

1. DEFINITIONS

"Machine" means any Bear Express interactive vending machine whether assembled and completed, or the aggregation of all components, including without limitation the proprietary software and parts necessary to complete the Machine so that Buyer can make it fully functional and merchantable for the United States market;

"Completion" means all actions reasonably taken by Buyer to render any Machine fully functional and merchantable for the United States market,

"Information" means all data and records related to the Bear Express Machines and Products, including client and customer lists and records, referral sources, operating guides and manuals, software codes, creative materials, advertising materials, promotional materials, studies, reports, correspondence and other similar documents and records

"Inventory" means the Products and Machines.

"Products" means all of Seller's inventories of Bear Express products besides the Machines. Products include plush skins, accessories, point of sale systems and storage and display units.

2. PURCHASE AND SALE.

         2.1 Seller sells and Buyer purchases approximately thirty-eight (38) Machines as well as the Products and Information. Buyer assumes no obligations or liabilities of Seller of any type.

         2.2 Purchase Price for Products. Buyer will pay Seller Seller's factory cost FOB for the Products Inventory as stated in Schedule 1 on receipt of such Products, plus transportation costs to Buyer's designated receiving point.

        2.3 Purchase Price for Machines. The purchase price for the Machines will be Two Thousand Dollars per Machine, payable in Initial Payments and Final Payment as follows (the "Purchase Price") plus transportation costs to Buyer's designated receiving point:

             2.3.1 Initial Payments. Buyer will pay an Initial Payment of One Thousand Dollars per Machine, and the cost of transportation to Buyer's designated receiving point, payable as follows:

                  2.3.1.1 On Buyer's receipt of the first 14 Machines from Seller's warehouse, Buyer will pay an Initial Payment of Fourteen Thousand Dollars ($14,000.00);

                  2.3.1.2 On Buyer's receipt of the next 14 Machines, Buyers will pay another Initial Payment of Fourteen Thousand Dollars ($14,000.00)

                  2.3.1.3 On Buyer's receipt of the remaining Machines, Buyer will pay an Initial Payment of One Thousand Dollars ($1,000.00) per Machine.

             2.3.2 Nine months after receipt of the final Machine purchase hereunder, Buyer will pay Seller the balance of the Purchase Price for the Machines, adjusted for the actual number of accepted Machines, and further adjusted by the amount of any costs incurred by Buyer for the Completion of the Machines, and the release of the Machines from any lien holders. Said costs are subject to prior approval of Seller and in no event may costs charged back for a single machine exceed the balance of the per Machine Purchase Price for that Machine. Together with this payment, Buyer will render an accounting of all such amounts deducted by Buyer.

         2.4 Buyer shall have no obligation to purchase any Products that are not merchantable or fit for their intended purpose, nor for any Machines not capable of Completion by Buyer within the per Machine Purchase Price.


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         2.5 If, in the course of effecting Completion, Buyer determines that any Machine is not capable of completion within the per Machine Purchase Price, Buyer may reject this Machine and return it to Seller.

3. REPRESENTATIONS AND WARRANTIES OF SELLER. Seller hereby represents and warranties as follows:

         3.1 Inventory.

             3.1.1 Schedule 1 is a complete list of the Products and each Product's factory cost FOB. All items included in the Products are the property of Seller, and no items included in the Products have been pledged as collateral (other than pursuant to a promissory note held by Ray Hibarger) or are held by Seller on a consignment by others. Seller has good and marketable title to all Products free and clear of all liens, encumbrances and charges.

             3.1.2 Schedule 2 is a complete list of Machines, held by or for Seller, and the location at which they are held. Seller will convey to Buyer good and marketable title to all Machines and components sold hereunder free and clear of all liens, encumbrances and charges.

         3.2 Authorization. The execution, delivery and performance by Seller of this Agreement are within the power of Seller, have been duly authorized by all necessary action, and do not contravene or constitute a default under any agreement, order, lease, or other instrument to which Seller is bound. This Agreement constitutes a valid and binding agreement of Seller, enforceable against Seller in accordance with its terms.

4. PERFORMANCE BY SELLER.

         4.1 Further Documents. Seller herewith executes and delivers or causes to be delivered to Buyer or his designee or designees the following

             4.1.1 A bill of sale for all the Products and Information that are tangible personal property in the form of Exhibit A, executed by Seller;

             4.1.2 A License Agreement for the use of Seller's Intellectual Property as therein defined, in the form of Exhibit B, executed by Seller.

             4.1.3 A Non Competition Agreement in the form of Exhibit C, executed by Seller and Nolan Bushnell.

         4.2 Products. On signing this Agreement, Seller will ship the Products to Buyer; FOB Buyer's designated shipping point on the West Coast, at Buyer's cost.

         4.3 Information. On signing this Agreement, Seller will ship all tangible forms of the Information to Buyer. Seller will convey all electronic data carrying the Information by e-mail or disc, as directed by Buyer.

         4.4 Machines. Seller will ship the Machines, assembled in so far as practicable, and, for those machines not fully assembled, Seller will provide Buyer with all necessary components and parts to the extent that the same are in Seller's possession or control. Seller will prepare the Machines, including the components and parts for shipment to Buyer, FOB shipping point, free and clear of all liens and encumbrances to Buyer, FOB Buyer's designated shipping point on the West Coast. On shipment to Buyer, Seller will execute and deliver to Buyer a Bill of Sale for all the Machines in the form of Exhibit A.

5. SURVIVAL AND INDEMNIFICATION. Seller will hold harmless and indemnify Buyer from all claims from suppliers, contractors, warehouse, and other third party vendors incurred by Seller in relation to the Machines and Inventory or components thereof that are sold by this Agreement to the extent such claims arose prior to the date of sale.

6. GENERAL

         6.1 Modification. This contract may not be modified, altered or amended in any manner unless such modification, alteration or amendment shall be reduced in writing and executed by all parties to this Agreement.

         6.2 Entire Agreement. This Agreement represents the entire agreement of the parties hereto and no representations or warranties, express or implied, have been made by any party, except as contained herein.


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         6.3 Benefit. This Agreement shall inure to the benefit of and be binding upon the Parties hereto and their respective successors and assigns; nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties hereto and their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

         6.4 Counterparts. This Agreement maybe executed simultaneously in one
(1) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         6.5 Attorney Fees. In the event that any litigation or other proceeding is commenced between the Parties, their successors, or assigns concerning the enforcement or interpretation of any provision of this Agreement or the rights and duties of any Party in relation thereto, the Party or Parties prevailing in such litigation, arbitration, or other proceeding shall be entitled, in addition to such other relief as may be granted, to a reasonable sum as and for attorney fees which sum shall be determined by the court in such litigation or by separate legal action brought for that purpose.

         6.6 Headings. The headings of this Agreement are for convenience purposes only, and shall have no effect on its construction or interpretation.

         6.7 Waiver; Remedies Cumulative TC. The rights and remedies of the Parties to this Agreement are cumulative and not alternative. Neither any failure nor any delay by any Party in exercising any right, power or privilege under this Agreement or any of the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable law,
(a) no claim or right arising out of this Agreement or any of the documents referred to in this Agreement can be discharged by one Party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (b) no waiver that may be given by a Party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one Party will be deemed to be a waiver of any obligation of that party or of the right of the Party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement. 6.8 Notices. All notices and other communications to be made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given on the date of service, if served personally on the Party to whom service is given, or on the third day after mailing, if mailed to the Party to whom notice is to be given, by first class mail, registered or certified, postage prepaid and properly addressed as follows:

     Buyer:              Interactive Vending Corporation
                         3263 East Warm Springs Rd.
                         Las Vegas, NV 89120
                         Attention:  Stuart Scheinman

     With copies to:     James W. Sullivan, Esq.
                         LOMBARDO & GILLES
                         318 Cayuga Street
                         Salinas, CA 93901

     Seller:             uWINK, Inc.
                         16106 Hart Street
                         Van Nuys, CA 91406
                         Attention:  Peter Wilkniss

         6.9 Jurisdiction and Venue. The Parties acknowledge and understand that the making and performing of this Agreement is in Los Angeles, California. Any suit, arbitrations, mediation or other remedial process shall be filed and maintained in Los Angeles, California.

         6.10 Interpretation. This Agreement shall be interpreted according to the laws of the State of California. The Parties agree that each has participated in the drafting of this Agreement.

         6.11 Representation. The firm of Lombardo & Gilles has represented Buyer in the negotiations leading to this Agreement.



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IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first set forth above.

SELLER                                          BUYER

uWINK Inc., an Utah                     INTERACTIVE VENDING
Corporation                             CORPORATION, a Nevada Corporation


By:  ___________________________        By:  ______________________________
Name:                                   Name:
Title:                                  Title: